Exhibit 99.115

Torque Esports Corp. Announces Amendment to Warrants

Not for distribution to U.S. news wire services or dissemination in the United States.

TORONTO, ON, March 18, 2020 – Torque Esports Corp. (TSX-V: GAME) (OTCQB: MLLLD) (“Torque” or the “Company”) announces that effective immediately, it is removing the trading restrictions on Torque common shares issued pursuant to the exercise of common share purchase warrants (“Warrants”) which have been issued or may be issued in the future from the conversion of convertible debentures issued during the July 8, July 25 and August 8, 2019 non-brokered private placements of convertible debentures (the “Convertible Debentures”).

The Convertible Debentures provided that any Torque common shares issued pursuant to the exercise of the Warrants, be subject to restrictions on trading over a 24-month period (the “Trading Restrictions”). The Trading Restrictions have been removed so that the Torque common shares underlying the Warrants are now freely tradeable upon exercise of the Warrants, subject to any trading restrictions under US securities laws.

The trading restrictions which apply to the common shares of the Company issued upon conversion of the Convertible Debentures remain in place.

About Torque Esports

Torque focuses on three areas - esports data provision, esport tournament hosting and esports racing.

Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With the proposed acquisition of simulator company AiS – Torque will be able to offer gamers everything from Free to Play mobile games to the highest end simulators.

Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit https://torqueesport.com/

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Torque to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information

Torque Esports:

Gavin Davidson, gdavidson@torqueesport.com, 705.446.6630

Darren Cox, CEO darrencox@torqueesport.com